The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 NOV 13 AM 9:47

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

02060281

1st November, 2002.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 21st October, 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 1st November 2002, advising the expected announcement date of the Company's results for the six months to 30th September 2002.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Enc.

12/12

The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/48

Company Announcements Office,
London Stock Exchange.

1st November, 2002.

Dear Sirs,

EMI GROUP PLC
Results for the Six Months to 30th September 2002 and Interim Dividend

We advise that it is expected that the results of EMI Group plc for the six months to 30th September 2002, together with a declaration of an interim dividend, will be notified to the Company Announcements Office on the morning of Tuesday 19th November 2002 for release on the Regulatory News Service.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary